UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Coleman Cable, Inc.

(Name of Subject Company)

Coleman Cable, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

193459203

(CUSIP Number of Class of Securities)

Alan C. Bergschneider

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

With copies to:

Keith Pagnani Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	James J. Junewicz Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601 (312) 558-5600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Coleman Cable, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 6, 2013, relating to the tender offer by Cubs Acquisition Corporation, a Delaware corporation (“Merger Sub”), and Southwire Company, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $26.25 per share, net to the seller in cash, without interest, less any required withholding of taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on January 6, 2014.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

I.	Item 2 of the Schedule 14D-9 under the heading “Offer” is hereby amended by:

(1)	Inserting the following paragraph immediately after the 9th paragraph thereof:

“On February 3, 2014, Merger Sub extended the expiration of the Offer until 12:00 midnight, New York City time, on February 10, 2014 (one minute after 11:59 P.M., New York City time, on February 10, 2014). Merger Sub has extended the Offer in order to permit the expiration of the marketing period under the Merger Agreement, which commenced on January 13, 2014 and is scheduled to expire on February 10, 2014. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014).”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

II.	Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation—Background of the Offer and the Merger” is hereby amended by:

(2)	Amending and restating the 3rd paragraph thereof as follows:

“On August 5, 2013, based on their familiarity with, and their prior work for, the Company, including a potential refinancing of its existing indebtedness in the spring of 2013, representatives from Jefferies LLC, the Company’s financial advisor and who we refer to as Jefferies, were informed by the management of the Company about the Initial Proposal. During the two year period prior to December 20, 2013, the date of Jefferies’ opinion, a copy of which is attached to this Schedule 14D-9 as Annex B, Jefferies did not receive any fees for financial advisory or financing services from the Company, as discussed below in “— Opinion of the Company’s Financial Advisor”.”

(3)	Inserting the following sentence immediately after the 3rd sentence of the 4th paragraph thereof:

“The directors also discussed the relative merits of pursuing a sales process as compared to maintaining the status quo, and the implications of a sales process on a potential plan to refinance the Company’s existing indebtedness.”

(4)	Amending and restating the 5th paragraph thereof as follows:

“On August 8, 2013, members of the Transaction Committee met with representatives of Jefferies and representatives of Sullivan & Cromwell to discuss the draft materials regarding a potential sales process and potentially interested parties, including Parent, that were to be prepared by Jefferies and presented to the Board. At various times, members of the Transaction Committee discussed with representatives of Jefferies a group of potentially interested third parties, including financial sponsors and strategic buyers, that might be contacted in connection with a potential sales process.”

(5)	Amending and restating the 7th sentence of the 6th paragraph thereof as follows:

“Although it did not determine to pursue a sale of the Company, the Board determined to undertake a review of the Company’s various strategic alternatives with a view toward ascertaining a course of action that would be in the best interests of the Company and its stockholders, including maintaining the status quo and the implications of a sales process on a potential plan to refinance the Company’s existing indebtedness.”

(6)	Inserting the following sentence immediately after the 1st sentence of the 20th paragraph thereof:

“After these four potentially interested parties informed Jefferies that they would not be submitting preliminary indications of interest, and except as described below with respect to responding to several inbound inquiries from potentially interested parties, no additional potentially interested third parties, other than Parent and its representatives, were contacted by the Company or any of its representatives regarding a potential business combination transaction with the Company.”

(7)	Inserting the following sentence immediately after the 3rd sentence of the 25th paragraph thereof:

“The directors also discussed the potential negative impact that the October 30, 2013 Reuters story that the Company was exploring a potential sale transaction could have on the Company’s business and the resulting importance of reaching an agreement with Parent on an expedited basis subject to agreement on acceptable terms and conditions with Parent.”

(8)	Amending and restating the 3rd and 4th sentences of the 35th paragraph thereof as follows:

“Representatives of Jefferies also reported to the Transaction Committee on several unsolicited calls representatives of Jefferies had received from approximately seven potentially interested parties that had not been included in the list of sixteen potentially interested parties that representatives of Jefferies had contacted at the outset of the process and who were inquiring about a potential transaction involving the Company. This group of new potentially interested parties consisted primarily of financial sponsors and included one strategic buyer. These new potentially interested parties were not included in the list of sixteen potentially interested parties that representatives of Jefferies had contacted at the outset of the process for a variety of reasons, including a lack of knowledge about the Company and experience in the industry, a perceived inability to pay an acceptable price and an inability to transact on the desired timeframe due to existing commitments.”

(9)	Inserting the following sentence immediately after the 1st sentence of the 43rd paragraph thereof:

“Parent required these agreements because they wanted the support of certain of the significant stockholders in connection with the transaction.”

(10)	Inserting the following sentence immediately after the 1st sentence of the 50th paragraph thereof:

“Following expiration of the exclusivity agreement, no additional potentially interested third parties, other than Parent and its representatives, were contacted by the Company or any of its representatives regarding a potential business combination transaction with the Company.”

(11)	Inserting the following sentence immediately after the 6th sentence of the 53rd paragraph thereof:

“During the meeting, the Transaction Committee also asked various questions of Mr. Yetman regarding his discussions with Mr. Thorn, and after discussion, indicated that it had no objection to Mr. Yetman negotiating the terms of the proposed non-competition agreement and consulting agreement with Parent, provided that it appeared at the time that the Company and Parent were reasonably likely to reach agreement on the material terms and conditions of the merger agreement.”

(12)	Inserting the following paragraph immediately after the 59th paragraph thereof:

“In the late afternoon on December 18, 2013, representatives of Kirkland & Ellis provided proposed drafts of the non-competition agreement and consulting agreement that Parent had requested from Mr. Yetman to representatives of Sullivan & Cromwell. Thereafter, Mr. Yetman and his counsel negotiated the terms of the non-competition agreement and the consulting agreement with representatives of Kirkland & Ellis.”

(13)	Inserting the following sentence immediately after the 1st sentence of the 65th paragraph thereof:

“Effective upon the execution of the Merger Agreement, the standstill provisions included in the confidentiality and standstill agreements between the Company and the seven potentially interested parties (other than Parent) automatically terminated in accordance with their terms.”

III.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Comparable Company Analysis” is hereby amended by:

(14)	Inserting the following sentence and table immediately after the 2nd sentence of the 1st paragraph thereof:

“The multiples observed for the Selected Companies are set forth below.

Selected Comparable Company	Enterprise Value/ 2013E EBITDA	Enterprise Value/ 2014E EBITDA
Belden Inc.	11.1x	10.2x
Encore Wire Corporation	11.7x	9.6x
General Cable Corporation	6.8x	6.0x

”

(15)	Amending and restating the 3rd sentence of the 1st paragraph thereof as follows:

“This analysis also indicated the following:”

(16)	Amending and restating the 1st sentence of the 2nd paragraph thereof as follows:

“Using the reference ranges for Enterprise Value/2013E EBITDA and Enterprise Value/2014E EBITDA set forth below and the Company’s estimated EBITDA adjusted to exclude certain non-recurring items, or Adjusted EBITDA, for calendar years 2013 and 2014, Jefferies determined implied enterprise values for the Company, then subtracted total debt and added cash and cash equivalents as provided by the Company’s management to determine implied equity values.”

IV.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Precedent Transactions Analysis” is hereby amended by:

(17)	Amending and restating the 1st paragraph, the first table and the 2nd paragraph thereof as follows:

“Using publicly available information, Jefferies examined the following eight transactions involving companies engaged in the manufacturing of wire and cable products and announced since June 7, 2004. Jefferies chose these transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to product mix and the end markets that they serve. Using publicly available estimates and other information for each of these transactions, Jefferies reviewed, where available, the enterprise value as a multiple of the target company’s latest twelve months, or LTM, EBITDA as of the announcement date of such transaction. The transactions considered and the month, date and year each transaction was announced, and the Enterprise Value/LTM EBITDA multiples observed for each of the transactions examined by Jefferies, were as follows:

Date Announced	Acquiror	Target	Enterprise Value/LTM EBITDA
May 21, 2012	General Cable Corporation	Alcan Cable	NA*
February 13, 2012	Nexans S.A.	AmerCable Holdings Inc.	9.5x
June 21, 2011	Nexans S.A.	Shandong New Rihui Cable Company Limited	NA*
June 11, 2008	LS Cable Ltd.	Superior Essex Inc.	7.1x
September 12, 2007	General Cable Group Corporation	Phelps Dodge International Corporation	9.0x
March 11, 2007	Coleman Cable, Inc.	Copperfield, LLC	6.0x
February 6, 2007	Belden CDT Inc.	LTK Wiring Company Limited	NA*
June 7, 2004	Southwire Company	Alflex Corporation	NA*

*	Not available.

This analysis also indicated the following:”

(18)	Amending and restating the 3rd paragraph thereof as follows:

“Using a reference range of 6.0x to 8.0x for the Company’s Adjusted EBITDA for calendar year 2013, Jefferies determined implied enterprise values for the Company, then subtracted total debt and added cash and cash equivalents as provided by the Company’s management to determine implied equity values. After accounting for the vesting of in-the-money stock options (calculated using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $14.33 to $24.36, compared to the Offer Price and Per Share Merger Consideration of $26.25 per Share.”

V.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended by:

(19)	Amending and restating the 2nd sentence of the 1st paragraph thereof as follows:

“To determine the implied total equity value for the Company, Jefferies subtracted total debt and added cash and cash equivalents as provided by the Company’s management to the implied enterprise value for the Company.”

ITEM 8.	ADDITIONAL INFORMATION.

VI.	Item 8 of the Schedule 14D-9 under the heading “Certain Company Forecasts” is hereby amended by:

(20)	Amending and restating the table in the 7th paragraph thereof to insert a new line item “Unlevered Free Cash Flow” and related footnote “(†††)” as follows:

“

	2013E	2014E	2015E	2016E(†)	2017E(†)
	(in millions)
Net sales	$917.4	$944.7	$994.7	$1,034.5	$1,075.9
Gross profit	143.5	154.4	165.1	172.4	179.3
Operating Income(††)	75.7	88.1	98.1	103.1	107.4
Stock Compensation	4.1	4.1	4.1	4.1	4.1
Adjusted operating income	79.7	92.2	102.2	107.2	111.5
Depreciation	13.9	13.9	13.9	13.9	13.9
Public company costs	4.0	4.0	4.0	4.0	4.0
Adjusted EBITDA	97.6	110.1	120.1	125.1	129.4
Capital Expenditures	14.0	11.5	15.1	13.5	13.5
Increases in Working Capital	0.6	5.5	10.0	10.0	10.0
Unlevered Free Cash Flow(†††)	49.8	55.3	53.6	58.3	61.1

(†)	The 2016 and 2017 projections included in the Forecasts were not made available to third parties potentially interested in a transaction with the Company, including Parent.
(††)	The estimates of operating income and stock compensation included in the summary of the Forecasts above were not made available to third parties potentially interested in a transaction with the Company, including Parent. These line items have been included in the summary of the Forecasts above to provide a reconciliation of adjusted operating income to operating income.
(†††)	The unlevered free cash flow projections included in the Forecasts were not made available to third parties potentially interested in a transaction with the Company, including Parent. For the purposes of its opinion and related financial analysis, Jefferies derived estimates of unlevered cash flow using the projections and estimates included in the table above by taking Adjusted EBITDA and subtracting public company costs, depreciation and tax (using an estimated tax rate of 36.6% provided by Company management), and then adding back depreciation and subtracting capital expenditures and increases in working capital.”

VII.	Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended by:

(21)	Inserting the following paragraph after the last paragraph thereof:

“On February 3, 2014, the Company, the members of the Board, Parent and Merger Sub entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the above-captioned actions reflecting an agreement in principle to settle the actions based on the agreement to include certain additional disclosures relating to the Offer and the Merger in Amendment No. 5 to the Schedule 14D-9. The Company, the members of the Board, Parent and Merger Sub each have denied, and continue to deny, that they have committed or attempted to commit any violation of law or breached any duty owed to the Company and/or holders of Shares, or aided or abetted any breach of any fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in such actions, and expressly maintain that they complied with their fiduciary and other legal duties. The defendants in the actions, to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in such actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in the MOU. The terms of the settlement reflected in the MOU are subject to customary conditions including completion of appropriate settlement documentation, court approval and consummation of the Offer and the Merger.”

VIII.	Item 8 of the Schedule 14D-9 is hereby further amended by:

(22)	Inserting the following new subsection after the last paragraph of the last subsection thereof:

“Extension	of the Offer.

On February 3, 2014, Merger Sub extended the expiration of the Offer until 12:00 midnight, New York City time, on February 10, 2014 (one minute after 11:59 P.M., New York City time, on February 10, 2014). Merger Sub has extended the Offer in order to permit the expiration of the marketing period under the Merger Agreement, which commenced on January 13, 2014 and is scheduled to expire on February 10, 2014. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014). American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, has indicated that, as of the close of business on February 3, 2014, a total of approximately 15,838,154 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 85.6% of the Shares.”

ITEM 9.	EXHIBITS

IX.	Item 9 is hereby amended and supplemented by:

(23)	Adding the following exhibit:

Exhibit No.	Description

(a)(10)	Joint Press Release issued by Parent and the Company on February 3, 2014 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

COLEMAN CABLE, INC.

Dated: February 3, 2014	By:	/s/ Alan C. Bergschneider
	Name:	Alan C. Bergschneider
	Title:	Chief Financial Officer, Executive Vice President, Secretary and Treasurer